Exhibit 10.2

January 29, 2014

Robin Friedman
27 Weaver Drive
Martinsville , NJ 08836

Dear Robin:

On behalf ofNPS Pharmaceuticals, Inc. ("NPS"), I am pleased to offer you employment as Senior Vice President, Human Resources reporting Dr. Francois Nader, President & Chief Executive Officer. Your employment will begin at an annual salary of $330,000.00, currently payable in bi-weekly installments. We propose that your starting date be on March 17, 2014 or sooner as your circumstances allow.

Your annual incentive target will be 38% (weighted 75% on Company performance and 25% on Individual performance) of base salary under the terms of the NPS Short Term Incentive (STI) Plan. The actual amount of this incentive, or whether you receive an incentive at all, is not guaranteed and is based on your actual regular base earnings. Also, this target amount is subject to change at the discretion of the Board of Directors. Eligibility for this plan will begin in 2014.

You will also receive a sign-on bonus equal to $20,000. The sign-on bonus will be paid in the first pay cycle after your first 30 days of employment. Your bonus is subject to federal and state taxes at the standard rate. In the event that you voluntarily resign or are terminated for cause within one year of your employment date, you must return the full sign-on bonus to NPS.

As an NPS employee you will be eligible to receive equity grants under the Company's equity plans. You will be awarded an initial new hire equity grant with a value of$800,000 split 60% into stock options and 40% into RSUs. The actual number of options you receive will be based on the estimated Black-Scholes value of each share option. The exercise price of the options and the actual number ofRSUs you receive will be based on the price for shares ofNPS common stock as quoted on the NASDAQ Stock Market at market close on the date the options are granted. The grants will be issued on the 15th or next available business day of the month after your month of hire. All grants are subject to approval by the Board of Directors. Your new hire stock option grant will vest over four years, as follows: 25% becomes vested on the first anniversary of the grant and then 6.25% every three months for the next 3 years. In addition, you will also receive RSUs on the 15th or next available business day of the month after your month of hire. Your RSUs will vest 113 each year over a 3 year period.

I can also confirm that "change in control" severance protection (18 months base salary and STI) exists for you as per the rules of the enclosed "NPS Pharmaceuticals, Inc. Change in Control Severance Pay Plan". This plan is subject to an annual review by the Board of Directors and may be changed at their discretion. In addition, I confmn that you would be eligible for 18 months of base salary severance (and Company paid COBRA healthcare-subjectto your COBRA eligibility) in the event that your employment with NPS is terminated without cause or if you terminate your employment for Good Reason. For purposes of this agreement, Good Reason shall mean (i) relocation of the principal place at which your duties are to be performed to a location more than 30 miles from 550 Hills Drive, Bedminster, NJ 07921; (ii) any reduction in your base pay or your bonus potential other than a reduction of a proportionally like amount affecting all other senior executives of NPS, (iii) a change in your reporting responsibilities, so that you no longer report directly to the Chief Executive of NPS or (iv) a change in title from Senior Vice President, Human Resources.

550 Hills Drive, 3m Floor, Bedminster, NJ 07921 - phone 908-450-5300- fax 908-450-5351 - www.npsp.com

In addition, NPS provides U.S. employees with the following benefits package, which may be revised from time to time.

  Medical insurance coverage for you and your legal dependents as defmed by The NPS Medical Plan.
  Dental insurance coverage for you and your legal dependents as defined by The NPS Dental Plan.
  Long Term Care insurance.
  Short-term disability coverage.
  Regular life insurance in the amount of one times your base salary with a minimum of $50,000 and a maximum of $200,000.
  Accidental death and dismemberment insurance in the amount of one times your base salary with a minimum of $50,000 and a maximum of $200,000.
  Long-term disability coverage.
  A 401k plan, subject to that plan's rules. Currently NPS will match 100% of your contributions up to 3% of your annual salary and 50% of your contributions for the next 3%. NPS Pharmaceuticals' contributions will be 0% vested until an employee has worked for NPS Pharmaceuticals for 3 years, after which a participant will be 100% vested.
  The option to participate in the 125 Cafeteria Plan which includes Dependent Care and Health Care Flexible Spending Accounts.
  Annual Paid Time Off (PTO) accrual of 7.7 hours per full pay period worked for a total of 25 days per year.
  Ten paid holiday days each year

You will be required to observe NPS policies and procedures applicable to employees. Your first 90 days of employment will be considered an "introductory period". Within this period, we shall assess and evaluate your performance and you will also be working closely with your supervisor to closely monitor your work and advise improvement accordingly.

New Jersey is an employment-at-will state and as with all employees ofNPS, your employment will be at-will and there is no fixed or guaranteed duration of your employment. This offer of employment is conditional upon the submission of appropriate documentation to work in the United States within three business days of your first day of employment and the signing of the Code of Business Conduct and Ethics as well as the Employee Policy Agreement Concerning Invention Assignment, Non-Disclosure, and Non-Competition. Copies of appropriate forms are enclosed or will be provided separately. All policies are subject to change.

This offer is contingent upon successful completion of reference checks, drug screening and background verification. The outcome of these checks and verification, at the absolute discretion ofNPS, must be considered by NPS to be satisfactory. We recommend that you do not resign from your current employer until you have been advised by NPS that your background check and other verifications have been successfully completed. Please sign and return this offer letter by Friday, January 31, 2014.

By accepting this offer you represent that you are not a party to any agreement or employment agreement that would interfere with your employment at NPS.

During orientation you will be asked to complete your new-hire paperwork.Please bring two forms of government issued identification with you, such as a U.S. Passport, Driver's License, or a Social Security card; one form of identification needs to have your photograph.

I look forward to your response and to the significant contribution you will make to our efforts. Please call me if you have any questions.

Sincerely,

/s/ Glenn Melrose
Glenn Melrose
Sr. Vice President, Human Resources

Please indicate your acceptance of this employment offer by signing below:

/s/ Robin D. Friedman Robin Friedman	January 30, 2014 Date

550 Hills Drive, 3m Floor, Bedminster, NJ 07921 - phone 908-450-5300- fax 908-450-5351 - www.npsp.com